Supplement to                                   Filed pursuant to Rule 424(b)(3)
Proxy Statement/Prospectus                      Registration No. 333-40403
dated November 18, 1997



                              Titan Holdings, Inc.
                    Notice of Extension of Election Deadline

                                                                January 22, 1998


Dear Titan Holdings, Inc. Shareholder:

     The Agreement and Plan of Merger (the "Merger Agreement") with USF&G Corporation ("USF&G"), and United States Fidelity and Guaranty Company ("USF&G Company") was approved by the shareholders of Titan Holdings, Inc. ("Titan") at the December 22, 1997 Special Meeting. The merger was consummated on December 22, 1997 shortly after the Special Meeting. As discussed in the Proxy Statement/Prospectus dated November 18, 1997 (the "Proxy Statement") and the Instructions for Exchange previously sent to you, the shareholders of Titan have the right to elect to receive (a) $10.94 in cash and 0.4951 of a share of USF&G common stock (the "Standard Election"), (b) $21.88 in cash (the "Cash Consideration") or (c) 0.9902 of a share of USF&G common stock (the "Stock Consideration"), in each case subject to the prorations described in the Proxy Statement/Prospectus. The instructions accompanying the Election and Transmittal Form stated that the Election and Transmittal Form must be received by The Bank of New York by January 22, 1998 (the "Election Deadline").

     Since the date on which the Election and Transmittal Form was sent to Titan Shareholders, The St. Paul Companies, Inc. ("St. Paul") and USF&G announced that they have entered into an Agreement and Plan of Merger dated as of January 19, 1998 (the "St. Paul Merger Agreement") providing for the merger of USF&G with a subsidiary of St. Paul. As a result of the proposed merger, USF&G will become a subsidiary of St. Paul. The transaction will provide shareholders of USF&G with St. Paul common stock having a value determined according to an exchange ratio based on the average price of St. Paul common stock over a defined period prior to the shareholders meeting for the merger (the "Average St. Paul Stock Price"). The exchange ratio will adjust to deliver USF&G shareholders $22.00 per share in value to the extent that the Average St. Paul Stock Price is between $74.00 and $78.00 per share. If the Average St. Paul Price exceeds $78.00 per share, USF&G shareholders will receive .2821 St. Paul shares for each USF&G share. If the Average St. Paul Stock Price falls below $74.00, USF&G shareholders will receive
 .2973 St. Paul shares for each USF&G share.

     On January 16, 1998, the last trading day before announcement of the proposed merger, the closing price of St. Paul common stock on the New York

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Stock  Exchange  ("NYSE")  was $78.125 per share and the closing  price of USF&G common stock on the NYSE was $21.4375 per share. On January 20, 1998, the day after the announcement of the proposed merger, the closing price of St. Paul common stock on the NYSE was $85.125 per share and the closing price of USF&G common stock on the NYSE was $23.4375 per share.

     The merger will be a tax-free exchange accounted for on a pooling-of-interests basis. The total value of the transaction is $3.3 billion, which includes $2.5 billion of equity plus the assumption of $504 million in debt and $296 million of capital securities. Closing of the transaction, which is subject to approval by the shareholders of St. Paul and USF&G as well as to receipt of applicable federal and state regulatory approvals, is expected to occur in mid-1998.

     In light of this proposed transaction, the Election Deadline has been extended until February 11, 1998. All Election and Transmittal Forms (accompanied by Titan Stock Certificates or appropriate guarantee of delivery) must be received by The Bank of New York by February 11, 1998. If you have already delivered an Election and Transmittal Form (together with your Titan stock certificate or notice of guaranteed delivery) and wish to change your election, you may do so by delivering the enclosed Change of Election Form to The Bank of New York by February 11, 1998. If have already delivered an Election and Transmittal Form and submitted your Titan Stock Certificates to The Bank of New York and you do not wish to change your election, you do not need to take any further action.

     USF&G will pay interest on the Cash Consideration to be paid to Titan shareholders for the period from January 22, 1998 to February 11, 1998 at a rate equal to 7% per annum. USF&G also will pay interest at the same rate on the dividend of $0.07 per share payable in respect of USF&G common stock to be delivered in connection with the merger for the period from the January 31, 1998 payment date for the dividend to February 11, 1998.

     The Change of Election Form may be either (a) mailed in the enclosed pre-addressed envelope to The Bank of New York, Reorganization Services, P.O. Box 11248, Church Street Station, New York, NY 10286-1248 or (b) delivered by hand or courier to The Bank of New York, Reorganization Services, 101 Barclay Street, Receive and Deliver Window, Street Level, New York, NY 10286.

     Questions concerning the Election and Transmittal Form or the Change of Election Form should be directed to The Bank of New York, Exchange Agent, at 1-800-507-9357 from 9:00 a.m. to 6:00 p.m. Eastern Time.

     The St. Paul Companies, Inc. is subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and in accordance therewith files reports and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by St. Paul may be inspected at the public reference facilities of the Commission and may also be inspected at the offices of the NYSE.